Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Announces the Full Exercise of Underwriters' Over-allotment Option

London: Friday, October 27, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM), announced today that the underwriters of its underwritten public offering of American Depositary Shares ("ADSs") on the Nasdaq Global Select Market, previously announced by Chi-Med on October 24, 2017 and October 25, 2017 (the "Offering"), have given notice to Chi-Med that they are exercising, in full, their over-allotment option. The underwriters have elected to purchase an additional 1,483,018 ADSs at the Offering price of US$26.50 per ADS, raising approximately an additional US$39.3 million in gross proceeds for the Company and bringing the total gross proceeds of the Offering to approximately US$301.3 million. Closing of the Offering, including the over-allotment portion, is expected to occur on October 30, 2017. After the closing, the total number of ADSs sold by Chi-Med in the Offering will have increased to 11,369,810.

BofA Merrill Lynch and Deutsche Bank Securities (in alphabetical order) are acting as joint global coordinators and joint bookrunners for the Offering. Stifel, Canaccord Genuity, Panmure Gordon and CITIC CLSA are acting as co-managers for the Offering.

The 741,509 new ordinary shares being issued by Chi-Med pursuant to the underwriters’ full exercise of the over-allotment option ("New Shares") will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Chi-Med, including the right to receive all dividends and other distributions declared, made or paid in respect of such shares after the date of issue of the New Shares.

Application will be made to the London Stock Exchange for the New Shares to be admitted to the AIM market operated by the London Stock Exchange ("Admission"). It is expected that Admission will become effective at 8:00 a.m. on November 2, 2017.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or  jurisdiction. The ADSs described above are being offered by Chi-Med pursuant to a shelf registration statement on Form F-3 (including a base prospectus) filed by Chi-Med with the United States Securities and Exchange Commission ("SEC") that became automatically effective on April 3, 2017. A prospectus supplement and an accompanying prospectus related to the Offering has been filed with the SEC. This prospectus supplement, the accompanying prospectus and any documents incorporated therein are available on the website of the SEC at www.sec.gov.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The distribution of this announcement into jurisdictions other than the UK may be restricted by law. Persons into whose possession this announcement come should inform themselves about and observe any such restrictions.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including management's goals and objectives.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, BofA Merrill Lynch or Deutsche Bank Securities (in alphabetical order) undertakes any obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Important Notice

No prospectus required for the purposes of the Prospectus Directive or admission document will be made available in connection with the matters contained in this announcement. For these purposes, the term “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the term “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons who fall within Article 43(2) of the Order to whom it may lawfully be communicated (all such persons together each being referred to as a “relevant person”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500